

Ryan Clark · 3rd

Founder CEO at Qube Money

Pleasant Grove, Utah, United States · Contact info

500+ connections

Qube Money

Utah Valley University

Experience

Founder
Qube Money
Jul 2015 – Present · 6 yrs 4 mos
Pleasant Grove

Formerly ProActive Budget

Imagine a banking system purposely designed to create financial health. A system so unique that the very environment of money is changed causing financial freedom to those who use it.

At its core, Qube Money uses the proven principles and behaviors of Cash Envelope budgeting. It unites budget with bank and parents with children. Qube is money with purpose!





Founder
WealthSage
Jun 2011 – Present · 10 yrs 5 mos
Provo, Utah Area

Ranked in the top 10% of financial professionals nationwide
We specialize in Debt Elimination, Predictable Asset Building, and Asset Distribution.

Our average clients eliminate all their debt in around 9 years, ...see more

Office Manager of Provo Office
Guardian Life
Jul 2008 – Apr 2012 · 3 yrs 10 mos
Provo, Utah Area

- Maximization of Wealth
- Investments
- Tax Strategies
- Retirement Income ...see more

President
The Financial Firm
Mar 2010 – Mar 2011 · 1 yr 1 mo

Start-up with 1.1M of sales in 12 months
Recruited, trained, and managed a team of 7 agents and two support staff.

Marketing VP
Elite Sales
2004 – 2006 · 2 yrs

Top sales agent with 233 accounts sold during 4 month selling season generating $105,850 in revenue.
Later became VP with duties of Hiring, Training, and Managing sales teams.

Education

Utah Valley University
1999 – 2001

Provo High School
1997 – 1999